

August 20, 2012

Via E-mail
Mr. Ningfang Liang
Chief Financial Officer and Treasurer
China Gengsheng Minerals, Inc.
No. 88 Gengsheng Road
Dayugou Town, Gongyi, Henan
People's Republic of China, 451271

RE: **China Gengsheng Minerals, Inc.**
Form 10-K for the Year ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the Quarter ended June 30, 2012
Filed August 14, 2012
File No. 1-34649

Dear Mr. Liang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

<u>Results of Operations, page 25</u>

2. We note that appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect your financial results reported in U.S. dollar terms without giving effect to any underlying change in your business or results of operations. Please enhance your discussion of results of operations to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations. For example, your disclosure on page 26 regarding the increase in sales revenues should quantify the amount of the increase due to sales volume, average selling price, and foreign currency translation.

<u>Liquidity and Capital Resources, page 27</u>

3. We note your risk factors on pages 15 and 17 regarding certain restrictions on your subsidiaries to make distributions to you as well as restrictions on currency exchanges. If there are restrictions on the net assets of your consolidated subsidiaries and those net assets are a significant proportion of your consolidated net assets as of December 31, 2011, please expand your disclosure to fully discuss the nature of these restrictions, the amount of the restricted net assets, and the potential impact on your liquidity. See Item 303(a) and Instruction 5 to Item 303(a) of Regulation S-K. With reference to the materiality of these restricted net assets, please address the need to provide disclosures within MD&A similar to the parent company condensed financial information specified by Rules 5-04 and 4-08(e) of Regulation S-X to facilitate your liquidity discussion.

<u>Exhibit 23</u>

4. It appears that the consent filed as Exhibit 23.1 is not dated. As such, please file an amendment to your Form 10-K to correct this. Please include new certifications that are currently dated and refer to the Form 10-K/A, as well.

<u>Form 10-Q for the Quarter Ended June 30, 2012</u>

<u>Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

<u>General</u>

5. Please address the above comments in your interim filings as well, as applicable.

<u>Liquidity and Capital Resources, page 35</u>

6. We note that your accounts receivable and bills receivable balances continue to increase period to period. We have the following comments in this regard.
   - Please discuss the difference between accounts and bills receivable;
   - Provide an aging analysis and address what specific collection efforts are being made for material overdue accounts; and
   - You discuss on page 30 that "the unfavorable payment term offered by our customers in the refractories segment and fine precision abrasives segment strained our working capital needs". Expand your disclosure to identify these payment terms and address your ability to change these terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief